Filed pursuant to Rule 433

Registration No. 333-166911

April 12, 2011

Final Term Sheet

EUR 5,000,000,000 3.125% Global Bonds due 2016

Terms:

Issuer:	KfW

Guarantor:	Federal Republic of Germany

Aggregate Principal Amount:	EUR 5,000,000,000

Denomination:	EUR 1,000

Maturity:	April 8, 2016

Redemption Amount:	100%

Interest Rate:	3.125% per annum, payable annually in arrears

Date of Pricing:	April 12, 2011

Closing Date:	April 19, 2011

Interest Payment Dates:	April 8 in each year

First Interest Payment Date:	April 8, 2012 (for interest accrued from, and including, April 19, 2011, to, but excluding, April 8, 2012)

Interest Payable on First Interest Payment Date:	EUR 151,553,961.75 (for aggregate principal amount of EUR 5,000,000,000)

Currency of Payments:	EUR to CBF USD to DTC bondholder unless the bondholder elects EUR

Price to Public/Issue Price:	99.820%

Underwriting Commissions:	0.125%

Proceeds to Issuer:	99.695%

Format:	SEC registered global notes

Listing:	Frankfurt Stock Exchange (regulated market)

Business Day:	For payments in EUR: Frankfurt For payments in USD: Frankfurt and New York

Business Day Convention:	Following, unadjusted

Day Count Fraction:	Actual/Actual ICMA

Governing Law/Jurisdiction:	German Law; District Court Frankfurt am Main

Gross-Up:	No gross-up if tax deduction or withholding is imposed

Cross-Default:	None

Clearing System:	DTC, CBF (CBL, Euroclear)

Selling Restrictions:	European Economic Area, UK, Japan, Canada, Hong Kong

ISIN:	DE000A1H36V3

Ratings of Issuer:	AAA by Standard & Poor’s, Aaa by Moody’s Investors Service and AAA by Fitch Ratings.[1]

1  A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Lead Managers:	Barclays Capital Deutsche Bank HSBC

Co-Lead Managers:

Banca Akros SpA—Gruppo Bipiemme Banca Popolare di Milano

Commerzbank

Crédit Agricole CIB

Credit Suisse

DZ BANK AG

Morgan Stanley

RBC Capital Markets

Société Générale Corporate & Investment Banking

UBS Investment Bank

UniCredit Bank

Stabilization Manager:	Deutsche Bank Aktiengesellschaft

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. The prospectus supplement relating to the notes is available under the following link: http://www.sec.gov/Archives/edgar/data/821533/000119312510127716/d424b3.htm. KfW’s base prospectus relating to the notes is available through the following link: http://www.sec.gov/Archives/edgar/data/821533/000119312510127661/d424b3.htm. Alternatively, Deutsche Bank will arrange to send you the prospectus, which you may request by calling toll-free +1-800-503-4611.